EXHIBIT 12.1

Oasis Petroleum Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(In thousands, except ratios)
Earnings
Income (loss) before income taxes	$(34,391)	$(15,209)	$13,267	$126,180	$245,874
Fixed charges	2,497	1,022	1,522	29,877	70,634

Total earnings (loss)	(31,894)	(14,187)	14,789	156,057	316,508

Fixed charges
Interest expense	$2,404	$912	$1,357	$29,618	$70,143
Rental expense attributable to interest	93	110	165	259	491

Total fixed charges	2,497	1,022	1,522	29,877	70,634

Ratio of earnings (loss) to fixed charges (1) (2)	—	—	9.72	5.22	4.48

(1)	Due to the Company’s net pre-tax loss for the years ended December 31, 2008 and 2009, the ratio coverage was less than 1:1. The Company would have needed additional earnings of $34.4 million and $15.2 million for the years ended December 31, 2008 and 2009, respectively, to achieve a coverage of 1:1.
(2)	The Company had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.